JOINT - STOCK COMPANY

AEROFLOT
Russian Airlines

37, korp. 9, Leningradsky prosp.
Moscow, Russia, 125167
Tel.: (095) 155-6643
Fax: (095) 752-9028
Telex: 411969

02 JUL 11 12:11

SUPPL

**Office of Chief Counsel (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549.**

Date 20.06.02 our ref. 12-47

02042496

Dear Sir / Madam,

In accordance with our obligations (regulated by Rule 12g3 – 2(b)) we send You materials on Joint – Stock Company "Aeroflot – Russian Airlines".

Code of the emitter 82 – 4592.

The list of documents:

1. Decisions of AGM of JSC "Aeroflot" as of May 25, 2002;
2. Important fact on EGM of JSC "Aeroflot";

If You would have any questions, please contact us by phone (095) 258 06 86 or by E-mail: afokeeva@aeroflot.ru.

Sincerely Yours,

Kirill Budaev

Director of Corporate
Property Department

Joint – Stock Company

"Aeroflot – Russian Airlines"

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

dw 7/12

Important fact

Moscow, June 18, 2002. Sergey O. Frank, Minister of Transport of the Russian Federation, has been elected Chairman of Aeroflot's Board of Directors, and Valery M. Okulov – Company's Director General. The Board of Directors reached this decision at its meeting on June 17, 2002.

In pursuance of the decision of the Annual General Meeting of Shareholders held on May 25, 2002 the Board of Directors approved the dividend schedule based on the results of 2001. The dividends are to be paid first to shareholders represented by individual persons and then to the State and legal entities.

Carrol Trading S.A., a shareholder in possession of over 10% of Aeroflot's shares represented by its three members on the Board of Directors, has requested that an extraordinary shareholders' meeting be convened to terminate the powers of the Board of Directors and the Audit Committee, and to have elections to the above bodies. This shareholder wants to change its representation on the Board of Directors and to be represented on the Audit Committee. In compliance with Law on Joint Stock Companies the request has been met, and the Board resolved to convene the Extraordinary General Meeting of the Aeroflot shareholders on September 14, 2002.

Investor Relations Group
of JSC "Aeroflot"
adovlatov@aeroflot.ru
afokeeva@aeroflot.ru
Tel: 095 258 06 86

Decisions of Annual General Meeting of Shareholders of JSC "Aeroflot"

On 25th of May in Moscow JSC "Aeroflot Russian Airlines" was hold on annual general meeting of shareholders (AGM).

During AGM shareholders of JSC "Aeroflot" approved annual report, balance sheets, income statement, offer concerning income distribution and dividends payment as of 2001 results. Also it were elected new members of the Board of Directors, Audit Committee, approved new audit company as for 2002 and approved new editions of 5 main documents of the Company – Articles, Statute of the Board of Directors, Statute of the Audit Committee, Statute of the Managing Board, Statute of "Sequence of holding on the General Meeting of Shareholders", Statute of Audit Committee.

During AGM shareholders supported decision of the Board of Directors about payment of dividends to shareholders as of 2001 on the total sum 66,7 million rubles.

As a result of operating and financial activity of JSC "Aeroflot" income before taxes composed 2 897 388 thousand rubles. Net profit after deductions composed 1 314,849 million rubles (in 2000 composed 1 237,874 million rubles). Because of increase of shares value annual income on investments on shares composed about 60%.

General Director of JSC "Aeroflot" in it's report determined following priority tasks on 2002: absolute providing of flights safety, control under expenses and decrease of cost value, fleet optimization, building of new terminal in Sheremetyevo airport. The company intends in nearest 3 years to invest 54 million dollars in service improvement and development of corporate culture.

During AGM shareholders elected new members of the Board of Directors:

1. Alexander A. Braverman – Stats secretary – First Deputy Minister of Ministry of property relations of the Russian Federation

2. German O. Gref – Minister of Economic Development and Trade of the Russian Federation

3. David L. Davidovitch – Managing Director of investment activity of the "Millhouse Capital UK Limited".

4. Yuri E. Zaostrovtsev – Deputy Director of Federal Security Service of the Russian Federation

5. Alexander V. Neradko - First Deputy Minister of Transport of the Russian Federation

6. Valery M. Okulov – General Director of Joint Stock Company "Aeroflot - Russian Airlines"
7. Andrey A. Osipov - Chief of Merger Department of the "Millhouse Capital UK Limited"

8. Alexey E. Touzhilin – Head of Corporate Governance Department of the "Millhouse Capital UK Limited"

9. Sergey O. Frank – Minister of Transport of the Russian Federation, Chairman of the Board of Directors of JSC "Aeroflot"

10. Vladimir A. Tchernukhin – Deputy Minister of Finance of the Russian Federation

11. Eugene I. Shaposhnikov – Assistant of the President of Russian Federation

In accordance with preliminary data the major quantity of voting received general director of JSC "Aeroflot" Valery M. Okulov.

Into Audit Committee of the Company that consists of 5 members elected:

1. Nina F. Akimova – Director of Department of economy and development of JSC "Aeroflot"
2. Irina L. Bogatcheva – a head of civil aviation property division of the Ministry of Property Relations of the Russian Federation
3. Boris I. Veselov – a head of Internal audit Service of JSC "Aeroflot"
4. Zinaida P. Kuzmina – senior specialist of control – auditing division of the economic and financial control Department of the Ministry of Property of the Russian Federation
5. Yuri M. Tcheremnikh – Deputy Director of Air – Technical Center of JSC "Aeroflot" for economics and finance, head of finance and economical service

The final results of AGM will be published in accordance with Federal law "On Joint Stock Companies".

Joint Stock Company "Aeroflot Russian Airlines" was registered in 1994. At the present it's authorized capital compose 1 110 616 299 rubles. In federal property there are 51,17% shares.

Investor Relations Group
of JSC "Aeroflot"
adovlatov@aeroflot.ru
afokeeva@aeroflot.ru
Tel: 095 258 06 86